SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   Form 12b-25

                                                  Commission File Number 0-21079

                           NOTIFICATION OF LATE FILING

     (Check one):   |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q
|_| Form N-SAR

     For Period Ended:   March 31, 2000


|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    PHLO CORPORATION
                       ---------------------------------------------------------
Former name if applicable

Perry's Majestic Beer, Inc.
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Address of principal executive office (Street and number)

475 Park Avenue South, 7th Floor
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City, state and zip code   New York, NY 10016
                         -------------------------------------------------------

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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is a small company, with less than 10 employees. The Registrant's current Chief Financial Officer joined the Registrant full time in May 2000, has relocated the accounting functions of the Registrant within the last few weeks and is in the process of recruiting an appropriate staff. In addition, there are significant accounting treatment issues regarding a consolidated subsidiary of the Registrant which have not yet been resolved. The Registrant expects to resolve these issues in sufficient time to allow the appropriate treatment to be reflected in the audited consolidated financial statements to be filed with the subject Annual Report on Form 10-K (the "Form 10-K") within 15 calendar dates following its prescribed due date. Finally, during the last quarter of the Registrant's fiscal year ended March 31, 2000, the time, attention and efforts of the Registrant's employees who are responsible for the preparation of the Registrant's periodic reports, including its Chief Financial Officer, Chief Executive Officer and General Counsel, were, and continue to be, diverted to urgent business matters that are critical to the Registrant, primarily concerning certain potential financings and the potential impact thereof on the Registrant's business operations and its consolidated financial statements for the subject reporting period. The combination of the factors described above has resulted in the Registrant's inability to prepare and file the Form 10-K by its prescribed due date without unreasonable effort or expense.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Pamela A. Morone, Esquire                      215-977-2000
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         (Name)                              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                Phlo Corporation
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                  (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 2000            By  /s/ James B. Hovis
                                  ----------------------------------------------
                                   James B. Hovis
                                   President and Chief Executive Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).